UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Black Stone Minerals, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

09225M 101

(CUSIP Number)

Steve Putman

Senior Vice President, General Counsel, and Secretary

1001 Fannin Street

Suite 2020

Houston, Texas 77002

(713) 658-0647

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 09225M 101

1.	Name Of Reporting Person Thomas L. Carter, Jr.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 12,858,681(1)
	8.	Shared Voting Power 431,350(2)
	9.	Sole Dispositive Power 1,377,178(3)
	10.	Shared Dispositive Power 11,912,853(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,290,031
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (a) 976,029 common units representing limited partner interests (“Common Units”) held directly by Mr. Carter, (b) 11,481,503 Common Units held by Carter2221, Ltd., of which Mr. Carter serves as general partner, and (c) 401,149 unvested restricted Common Units issued as equity-based compensation.

(2)	Includes 431,350 Common Units held by Mr. Carter’s spouse and trusts for the benefit of Mr. Carter’s immediate family.
(3)	Includes (a) 976,029 Common Units held directly by Mr. Carter and (b) 401,149 unvested restricted Common Units issued as equity-based compensation.
(4)	Based on 206,093,102 Common Units, as of May 24, 2019.

CUSIP No. 09225M 101

1.	Name Of Reporting Person Carter2221, Ltd.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 11,481,503
	8.	Shared Voting Power —
	9.	Sole Dispositive Power 11,481,503
	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,481,503
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 206,093,102 Common Units, as of May 24, 2019.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and restates the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on May 18, 2015, as amended by Amendment No. 1 thereto filed with the Commission on January 11, 2016, and relates to the beneficial ownership of the Reporting Persons (as defined herein) of the common units representing limited partner interests (the “Common Units”) of Black Stone Minerals, L.P., a Delaware limited partnership (the “Issuer”).

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to Common Units of the Issuer. The Issuer’s principal executive offices are located at 1001 Fannin Street, Suite 2020, Houston, Texas 77002.

Item 2.	Identity and Background

(a), (f) This Schedule 13D is being filed jointly by Thomas L. Carter, Jr., a U.S. citizen, and Carter 2221, Ltd., a Texas limited partnership of which Mr. Carter serves as the general partner (“Carter 2221” and together with Mr. Carter, the “Reporting Persons”).

(b) The business address for the Reporting Persons is 1001 Fannin Street, Suite 2020, Houston, Texas 77002.

(c) Mr. Carter’s present principal occupation is Chairman and Chief Executive Officer of the Issuer. Carter2221’s primary business activity is private investment on behalf of the Carter family.

(d), (e) During the last five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Carter and Camden Energy Limited Partnership (“Camden”) held common units, each representing limited partner interests in the predecessor of the Issuer (the “Predecessor”), prior to the following events. On May 6, 2015, prior to the initial public offering of the Issuer (the “IPO”) and pursuant to a merger agreement:

•	the Predecessor merged with and into the Issuer (the “Merger”), and

•	the common units of the Predecessor were converted into Common Units and subordinated units, representing limited partner interests, in the Issuer (“Subordinated Units”).

Mr. Carter’s and Camden’s common units in the Predecessor were converted into Common Units and Subordinated Units as shown in the following table:

Reporting Person	Common Units	Subordinated Units
Thomas L. Carter, Jr.	8,608,407	11,275,081
Camden	8,118,065	10,632,841

The general partner of the Issuer (the “General Partner”) is a wholly owned subsidiary of the Issuer. Unvested common units of the Predecessor previously issued as equity-based compensation were converted into unvested Common Units and unvested Subordinated Units. Subsequent to the merger, the Issuer issued and sold 22,500,000 Common Units in its IPO at a public offering price of $19.00 per Common Unit.

Mr. Carter used cash on hand to acquire 12,500 Common Units through the Directed Unit Program conducted in connection with the IPO (the “DUP Units”).

On December 31, 2015, Preference Partners LP (“Preference”), of which Mr. Carter controlled the general partner, distributed its 22,757 Common Units and 29,808 Subordinated Units to its partners (the “Preference Partners”) pursuant to a plan of complete liquidation and dissolution (the “Preference Liquidation”), which was adopted by Mr. Carter as the general partner of Preference. No consideration was paid by the Preference Partners in connection with the Preference Liquidation. As a result of the Preference Liquidation, certain trusts for the benefit of Mr. Carter’s children (the “Carter Trusts”) received a distribution of 22,757 Common Units and 29,808 Subordinated Units.

On December 31, 2015, Camden distributed its 8,118,065 Common Units and 10,632,841 Subordinated Units to its partners (the “Camden Partners”) pursuant to a plan of complete liquidation and dissolution (the “Camden Liquidation”), which was adopted by Mr. Carter as the general partner of Camden. No consideration was paid by the Camden Partners in connection with the Camden Liquidation.

As a result of the Camden Liquidation, certain of the Camden Partners, including Mr. Carter and certain of his family members and their associated trusts (the “Carter2221 Partners”), received a distribution of 4,970,834 Common Units and 6,510,669 Subordinated Units. The Carter2221 Partners contributed their 4,970,834 Common Units and 6,510,669 Subordinated Units to Carter2221, of which Mr. Carter controls the general partner.

From time to time, Mr. Carter and the Carter Trusts have purchased Common Units in the open market for investment purposes. These purchases were made with cash on hand.

On May 24, 2019, the Subordinated Units converted into Common Units on a one-for-one basis upon the satisfaction of certain tests set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership (as amended, the “Partnership Agreement”).

Item 4.	Purpose of Transaction

(a) The Reporting Persons acquired the Common Units reported herein for investment purposes.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Common Units or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

(b)-(j) The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive of Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a), (b) Based on 206,093,102 Common Units, as of May 24, 2019.

Thomas L. Carter, Jr.

(a) Aggregate amount beneficially owned:	13,290,031

Percentage beneficially owned:	6.4%

(b) Number of units to which the Reporting Person has:

i. Sole voting power	12,858,681

ii. Shared voting power	431,350

iii. Sole dispositive power	1,377,178

iv. Shared dispositive power	11,912,853

Carter2221, Ltd.

(a) Aggregate amount beneficially owned:	11,481,503

Percentage beneficially owned:	5.6%

(b) Number of units to which the Reporting Person has:

i. Sole voting power	11,481,503

ii. Shared voting power	—

iii. Sole dispositive power	11,481,503

iv. Shared dispositive power	—

(c) Except as described in this Amendment, the Reporting Persons have not effected any transactions in the class of securities described herein during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Agreement

A Joint Filing Agreement, dated May 31, 2019, by and between the Reporting Persons has been executed. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Partnership Agreement

The Partnership Agreement describes the terms and rights of the Common Units, including with respect to voting and cash distributions. The foregoing description of the Partnership Agreement is not complete and is qualified in its entirety by reference to the full text of the Partnership Agreement and amendments thereto, which are listed as Exhibits 99.2, 99.3, 99.4, and 99.5 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement

99.2	First Amended and Restated Agreement of Limited Partnership of Black Stone Minerals, L.P., dated May 6, 2015 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-37362) filed with the Commission on May 6, 2015)

99.3	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Black Stone Minerals, L.P., dated as of April 15, 2016 (incorporated herein by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the Commission on April 19, 2016)

99.4	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Black Stone Minerals, L.P., dated as of November 28, 2017 (incorporated herein by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the Commission on November 29, 2017)

99.5	Amendment No. 3 to First Amended and Restated Agreement of Limited Partnership of Black Stone Minerals, L.P., dated as of December 11, 2017 (incorporated herein by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the Commission on December 12, 2017)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: May 31, 2019

THOMAS L. CARTER, JR.

/s/ Thomas L. Carter, Jr.

CARTER2221, LTD.
By Thomas L. Carter, Jr., its general partner

/s/ Thomas L. Carter, Jr.